Cal Alta Auto Glass, Inc.
                            #8 3927 Edmonton Trail NE
                         Calgary, Alberta, Canada T2E6T1

July 21, 2005

SEC
Washington, DC 20548

RE: Cal Alto Auto Glass, Inc.
       Amendment No. 1 of Form 10SB
       Filed May 18, 2005
       File No. 0-51227

Mr. Reynolds

Below please find the answers to your questions dated June 30, 2005


1. Please note the updating requirements of Item 301(g) of Regulation SB.

              We will file the 10QSB by August 14, 2005.

2. Please correct the Commission registration number on all future amendments to this registration statement.

              The registration number has been changes to 000-51227.

3. You have indicated that you have not incorporated any documents by reference; however; it appears that this is incorrect and you need to revise it. Please note that we have reviewed your response to our prior comment 54. State, in the description fir Exhibit 2.1 in the Index to Exhibits, that you are incorporating the exhibit by reference . In addition, provide the title of the filed document in which the exhibit is found, the date the document was filed, and the exhibit number in the other filing. We find no documents filed by NanoSignal Corp on September 24, 2004. We may have further comment when we have reviewed the exhibit.

              Please Exhibit 2.1 on the Exhibit page.

4.            Revise to clarify the meaning of the sentence that states that Mr.
              Aiello "put the assets and liabilities of the auto glass operations in Cal Alta Auto Glass, Ltd." Since this disclosure is also included in note 10 to the financial statements, please revise the disclosure in this location as well.

              Statement has been revised.  Please see new filing.

5. Reconcile the references to Pro Glass Industries and Pro Glass Technologies.

              Reconciled the references above.

6. Specify the "Company" in the first sentence of the fourth paragraph.

              Company has been changed to the appropriate corporate name.

7. Give the full corporate name of the companies referred to in the fourth full paragraph on page 5.

              The full corporate name has been inserted

8. We repeat our prior comment 4 which states: "In the ninth paragraph of this section, which begins, "The operating subsidiary...." Please identify the "subsidiaries (plural).

         Fixed subsidiaries to subsidiary.

9. As we stated in our prior comment 5, please reference your statement which begins "If the Securities and Exchange Commission declares this registration statement effective, we will..." Please note that the registration statement became effective automatically 60 days after your initial filing. Thus the registrant became subject to the reporting requirements on or about May 27, 2005.

              See new revised disclosure.

10. With respect to our previous comment 17, we reiterate our request for you to disclose the reason for the increase in gross percentage from 43% in 2003 to 52% in 2004.

              See disclosure in middle of 1st whole paragraph on page 10.

11. At the end of the last paragraph of this section, you state that the Company "used cash in financing activities" and the Company "used $37,581 compared to $110,093." Revise to clarify the meaning of these disclosures. For example, in lieu of your current disclosure you may want to disclose that the Company issued $37,581 in notes to related parties in 2004 whereas in 2003 the Company issued $110,093 in notes to related parties, if appropriate.

              New disclosure item has been addressed.

12. The reference to "no interest... has been determined for the receivable or payable" on page 20 should be revised to stated that "the interest rates are zero" or "the obligations are without interest". If the rates may be determined at a later date. Please so state and approximate the rates.

              It has been revised that the obligations are without interest.

13. Please disclose the section of the Securities Act or rule the of the Commission under which the small business issuer claimed exemption from registration and the facts relied upon to make the exemption available.

              See new disclosure. Shares were issued under Section 4(2) of the 1933 Securities Act.

14. With respect to our previous comment 22, you state in your supplemental response that our comment is "not applicable". Per
              Item 303(C) of regulation SB, a Company is required to include a description of off balance sheet arrangements. Revise to include this disclosure if the off balance sheet arrangements are material.

              The Company does not have any off balance sheet arrangements .

15. With respect to our previous comment 42, we note the revisions made to your revenue recognition policy footnote. Continue to revise your disclosure by explaining how the four criteria described in SAB Topic 104 apply to your specific company and their revenue generating activities.

              Foot note revised.


16. We re-issue our previous comment 46 since we did not note any revision+ to the notes to the financial statements with respect to our previous comment.

              What was meant by statutory office is a resident agent office. There were no changes to the prior operating disclosure because the amount is not material. The amount is under $150.00 per year,

17. Revise to include the net change during the year in the total valuation allowance in accordance with paragraph 43 of SFAS 109.

              See note under chart in Note 8.

18.           We note your revisions with respect to tour previous comment 47.
              Please revise to clarify the meaning of the third and fourth sentences of the third paragraph on page 39. Also, in the second sentence of this paragraph, you stated that the payable is due to FAA Enterprises instead of stating the amounts are due from FAA Enterprises. Revise this sentence accordingly as well.

              This has not been revised.

19. In the financial statements filed with the Form 10SB the loans receivable balance as of December 31, 2004 was $389,978. In the revised Form 10SB this balance is reports as equal to $233,935. (We note that the reclassification offset is to accounts payable). Revise to describe the nature of the restatements made in the amended financial statements. Disclose on the face of the financial statements that they have been restated. The auditor should refer to the restatements in its report as indication by AU
              Section 561,06a. Please direct your independent accountant to revise its report to reference the restatement made to the auditors 2004 financial statements.

              See new Audit Opinion Letter disclosure and footnote disclosure.

20. With respect to our previous comment 50, you state in your supplemental responses that our comment is "not applicable". If the Company does not have any contingencies, revise the balance sheet to include a line item for such account with a zero balance or provide a disclosure stating the fact that the Company does not have any find of contingencies. If the Company does have contingencies, revise the financial statements to include these. Refer to SFAS 5.

              See face of balance sheet and contingency in Note 2.

21. We note the May 18, 2005 filing which is the subject of this letter, was signed on March 22, 2005 prior to your March 29, 2005 initial filing with signatures of the same date. Please file subsequent amendments to this registration statement with current signatures.

              The dates are fixed.

Sincerely,

/s/ Frank Aiello
Frank Aiello, President